Exhibit (a)(5)(i)

CALIFORNIA MICRO DEVICES CORPORATION

FREQUENTLY ASKED QUESTIONS

JANUARY 22, 2010

As you know, ON Semiconductor and its wholly-owned subsidiary, Pac-10 Acquisition Corporation, launched a cash tender offer on December 28, 2009 to purchase all of CMD’s outstanding common stock at a per share price of $4.70. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 26, 2010, unless it is extended. Following the expiration of the tender offer and satisfaction of the closing conditions, a follow-on merger will occur and California Micro Devices will become a wholly-owned subsidiary of ON Semiconductor.

We wanted to provide you some information regarding the transaction relative to your ability to tender any shares you own, your stock options, our 401(k) plan, our Employee Stock Purchase Plan and payroll mechanics. This FAQ is provided for informational purposes only and is not intended to serve as advice regarding the manner in which you may elect to participate in the tender offer or whether to exercise your stock options. You should consult your tax advisor about the consequences to you of exercising your stock options and/or participating in the tender offer in light of your particular circumstances, including the applicability and effect of state, local, foreign and other tax laws.

Participating in the Tender Offer

Q.    Can I tender my shares in the tender offer?

A.    Yesterday late afternoon, CMD issued its earnings release for the fiscal quarter ending December 31, 2009. Pursuant to CMD’s insider trading policy, you are subject to a stock trading blackout period during the last month of a fiscal quarter through the start of the next fiscal quarter until one full trading day after earnings for that quarter are released. Thus, beginning today after 5:00 p.m. Pacific time, the stock trading blackout currently applicable to CMD’s fiscal quarter ending December 31, 2009 will no longer apply and you will be able to tender any CMD shares in the tender offer.

Q.    How do I tender shares in the tender offer?

A.    You will have until 12:00 midnight, New York City time, on January 26, 2010 to tender your CMD shares in the tender offer, unless ON Semiconductor extends the tender offer. For practical reasons, you many not want to wait until the last minute to tender your shares.

If you hold your shares directly as the record holder (i.e., a stock certificate has been issued to you), you can tender your shares in the tender offer by delivering the certificates representing your shares, together with a completed and signed letter of transmittal and any other documents required by the letter of transmittal, to Computershare, not later than the date and time the tender offer expires. You can download a copy of the letter of transmittal from the Investor Relations section of our website by clicking on “Investor Relations,” then “Reports and Filings” and then “SEC Filings.”

If you hold your shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your shares can tender your shares on your behalf. You should contact the institution that holds your shares for more details.

If you are unable to deliver everything that is required to tender your shares by the expiration of the tender offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received using a “Notice of Guaranteed Delivery.” To validly tender Shares in this manner, however, the depositary for the tender offer must receive the missing items within the time period specified in the notice. You can download a copy of the Notice of Guaranteed Delivery from the Investor Relations section of our website by clicking on “Investor Relations,” then “Reports and Filings” and then “SEC Filings.”

For more information about how to tender your shares, please refer to the “Offer to Purchase” distributed by ON Semiconductor on December 28, 2009. You can download a copy of this document from the Investor Relations section of our website by clicking on “Investor Relations,” then “Reports and Filings” and then “SEC Filings.”

Q:    What will happen to shares I own but do not tender if the tender offer succeeds so that ON ends up as a majority CMD stockholder?

A:    Those shares will be cashed out in the follow-on merger unless you choose to exercise your dissenter’s rights. The follow-on merger would occur most likely during the next three months and we have been told that you should expect to receive payment within two weeks following the merger. During the period from close of the tender offer until the merger, we expect that there may be limited liquidity for your shares.

If over 90% of the fully diluted shares (as defined in the Merger Agreement) are tendered, then the follow-on merger will occur within a few days via an expedited process known as a short-form merger. If about 80% of the outstanding shares are tendered, ON Semiconductor will exercise an option to purchase the authorized but unissued shares of CMD at $4.70 per share, known as the top-up option, which will increase its ownership to 90% and will enable ON to then effect a short-form merger. If fewer than about 80% of the shares are tendered, then ON may extend the tender offer for one or more ten-day periods to attempt to get to the approximately 80% threshold necessary for the top-up option to enable a short-form merger. Otherwise, CMD will need to call a stockholders meeting to approve the merger, where ON will control the vote by virtue of its majority ownership position following the tender offer closing. This process would require a proxy statement and may take as long as two to three months.

This summary information is described in more detail in the “Offer to Purchase” distributed by ON Semiconductor on December 28, 2009.

Stock Options

Q.    How will my stock options be treated in the transaction?

A.    All CMD stock options that are outstanding on the date of consummation of the merger, whether or not exercisable or vested, will be exchanged for options to purchase shares of common stock of ON Semiconductor. The number of ON Semiconductor options will be equal to the number of CMD stock options you held times a ratio equal to $4.70 divided by the average closing price per share of ON Semiconductor’s common stock on the NASDAQ stock market for the five trading days immediately preceding the date on which the merger occurs. The exercise price per share for the ON Semiconductor options will be equal to the exercise price per share of CMD options divided by this ratio.

Q.    Can I exercise my stock options now (i.e., prior to the closing of the tender offer or the merger)?

A.    Yes, you can exercise your stock options now if and to the extent they are vested. However, once the merger occurs, you will not be able to exercise your stock options to purchase CMD shares as they will at that time be converted into options to purchase ON shares. You cannot elect to exercise your stock options in a manner that is contingent upon the completion of the tender offer or the merger. Once your vested stock options have been exercised, you cannot later change your decision, even if the tender offer or the merger is not completed for any reason.

Q.    How do I exercise my vested stock options?

A.    In order to exercise your vested stock options, you can either pay the full exercise price for the vested shares underlying the stock option plus withholding tax on the gain , or you may exercise through a broker on a cashless basis (same day sale exercise).

Q.    If I don’t exercise my vested stock options prior to the merger, how long will it be before I can exercise the vested portion of the replacement option I receive from ON Semiconductor?

A.    You will not be able to exercise your replacement options until the ON Semiconductor shares issuable to you when you exercise have been registered with the Securities and Exchange Commission. The merger agreement we have with ON requires that this registration occur within ten business days following the merger. ON will inform you when your vested replacement options may be exercised.

Q:    Can I tender my options into the tender offer?

A:    No, you may only tender shares of CMD common stock into the tender offer.

Q.    Can I tender shares that are issued to me upon the exercise of a vested option?

A.    Yes. Please see the response to the question above “How do I tender shares in the tender offer?” for information about how to tender these shares. If you wish to tender these shares, you should ensure that you have provided yourself enough time to provide the completed option exercise paperwork to CMD as well as the Letter of Transmittal and other paperwork relating to the tender offer to Computershare.

CMD Employee Stock Purchase Plan

Q:    What will happen to CMD’s ESPP?

A:    The ESPP will terminate three business days before the follow-on merger but not before January 25, 2010. For example, if the follow-on merger occurred on January 28, 2010, there would be a final purchase date under the ESPP on Monday, January 25, 2010. You would not be able to tender these to-be newly issued shares. You would also receive a check for any residual amount in your account that is not sufficient to purchase a share (that is, any amount remaining that is less than $2.64).

You should be able to tender your already-owned CMD shares tonight from 5:00 p.m. until 9:00 p.m. Pacific time via Internet by using the link to E*Trade’s website contained in an email you should have received from E*Trade on January 1, 2010. Otherwise, you will need to call E*Trade over the weekend and you will need to provide them with some paperwork. E*Trade has told CMD that E*Trade will not guarantee that it will tender shares for which it receives instructions on Monday or Tuesday, the last day of the tender offer.

Q:    With ON Semiconductor having an ESPP, when would I be able to participate in their plan?

A:    We understand from ON Semiconductor that the company plans to provide CMD employees information on the ON Semiconductor ESPP shortly after the merger, if not before.

Payroll

Q:    Will there be any impact on my paychecks?

A:    On January 25, 2010, we will be issuing one or more checks for US employees as follows:

•    All US CMD employees will receive a paycheck relating to salary and all accrued vacation time through January 25, 2010. (For exempt employees, the period started January 18, 2010, and for non-exempt employees it started on January 11, 2010.) If you participate in CMD’s 401(k) plan and/or CMD’s ESPP, the applicable deductions will be taken out of this paycheck and applied in accordance with your elections.

•    All US CMD employees will receive a paycheck relating to salary and accrued vacation for the period January 26, 2010 to January 31, 2010. No amounts will be deducted or applied out of this paycheck to CMD’s 401(k) plan or CMD’s ESPP.

•    All US CMD employees eligible to receive a bonus relating to CMD’s performance during the fiscal quarter ended December 31, 2009 will receive a check for the bonus. If you participate in CMD’s 401(k) plan and/or CMD’s ESPP and are eligible to receive this bonus, the applicable deductions will be taken out of this paycheck and applied in accordance with your elections.

•    If you are on the current CMD annual bonus plan and are a continuing employee, you will continue on this plan for the first calendar quarter of 2010 under the same terms and conditions of the plan. The goal achievement and payment, if any, will be based on the same previously approved metrics.

All CMD foreign employees analogously will receive payment on or before January 31, 2010, for the month of January and all accrued vacation time and, if eligible, their bonus. Any CMD foreign employee participating in the ESPP will have deductions applied to the ESPP for the portion of the payment covering services and accrued vacation through January 25, 2010.

As a result of the payment of your accrued vacation and the pending merger, if you take vacation between now and when the back-end merger is completed, it will be unpaid to the extent it exceeds any new accruals after January 31, 2010.

CMD 401(k) Retirement Savings Plan

Q:    How does this affect the CMD 401(k) Plan?

A:    The CMD 401(k) Plan will terminate in connection with this transaction.

Q:    What will happen to my CMD 401(k) Plan account?

A:    If you are a continuing employee, you may elect to receive a distribution of the amount in your account, roll it over to an individual retirement account (“IRA”), or roll it over to the ON Semiconductor Corporation 401(k) Plan (“ON 401(k) Plan”). If you are not a continuing employee, you may elect to receive a distribution of the amount in your account or roll it over to an IRA.

Q:    Do I need to pay off my CMD Plan loan when the Plan terminates?

A:    If you are a continuing employee and your entire account is rolled over to the ON 401(k) Plan and the account includes an outstanding loan, the loan will be rolled over with your account. If your account is not rolled over to the ON 401(k) Plan, then the loan will become due. You are responsible to ensure that payments on your loan are timely made during this transition period which may require you to make one or more payments by check to Fidelity. Please see Zareen for assistance if you have any questions in these regards.

Medical and Health Benefits

There will be a separate FAQ when more information is available, either later today or early next week.

Important Additional Information About the Transaction

This FAQ is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of California Micro Devices common stock are being made pursuant to an offer to purchase and related materials that ON

Semiconductor, has filed with the SEC and mailed to California Micro Devices’ stockholders. ON Semiconductor and its wholly-owned subsidiary, Pac-10 Acquisition Corporation, have filed a tender offer statement on Schedule TO with the SEC with respect to the offer, and California Micro Devices has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials are available at no charge from the SEC through its website at www.sec.gov.